UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

NO ACT
P.E 1-21-03
0-14940

03017296

March 10, 2003

William W. Horton
Executive Vice President and
Corporate Counsel
HEALTHSOUTH Corporation
One Healthsouth Parkway
Birmingham, AL 35243

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Re: HEALTHSOUTH Corporation
Incoming letter dated January 21, 2003

Dear Mr. Horton:

This is in response to your letter dated January 21, 2003 concerning the shareholder proposal submitted to HEALTHSOUTH by Stephen and Nancy Antonelli. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Stephen and Nancy Antonelli
717 Bahama Dr. N
Forked River, NJ 08731

RECEIVED
2003 JAN 22 PM 4:56
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE


HEALTHSOUTH CORPORATION
ONE HEALTHSOUTH PARKWAY
BIRMINGHAM, AL 35243


Rule 14a-8(i)(8)

January 21, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: HEALTHSOUTH Corporation – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I am writing on behalf of HEALTHSOUTH Corporation, a Delaware corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by Stephen Antonelli and Nancy Antonelli (the "Proponent"), may properly be omitted from the proxy materials (the "2003 Proxy Materials") to be distributed by the Company in connection with its 2003 annual meeting of shareholders (the "2003 Annual Meeting").

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of (i) this letter, (ii) the Proposal Letter (as defined below) and (iii) the Proposal. In accordance with Rule 14a-8(j), a copy of this submission is being sent to the Proponent.

## I. Background

The Company received a letter dated December 9, 2002 (the "Proposal Letter") requesting that the Proposal to be included in the 2003 Proxy Materials in connection with the 2003 Annual Meeting. The Proposal seeks to have the Company take all necessary steps to ensure that holders of three percent of the outstanding shares of common stock of the Company (the "Common Stock") can nominate candidates for the

Company's board of directors (the "Board") and include their names, biographical sketches and photographs in the Company's proxy materials to the same extent as the Company's nominees.

The Staff has considered many proposals which are identical to the Proposal, and consistently has concluded that such proposals are properly excludable under Rule 14a-8(i)(8) because they relate to the election of directors. Accordingly, the Proposal should also be excluded pursuant to Rule 14a-8(i)(8).

## II. The Proposal

The Proposal is a precatory resolution relating to the election of shareholder candidates for membership on the Board. The text of the resolution is as follows:

"RESOLVED: The shareholders urge our company to take all necessary steps to ensure that if the holders of three percent of the outstanding shares of common stock nominate candidates for the board of directors, the names, biographical sketches and photographs of such candidates shall appear in the company's proxy materials to the same extent that such information is provided about the company's nominees, and the company shall print the names of these nominees on its proxy card and afford shareholders the same opportunity to vote for or withhold support from these nominees as is provided for the company's nominees."

## III. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(8) Because It Relates to an Election of Directors

Rule 14a-8(i)(8) under the Exchange Act provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal relates to an election for membership on the company's board of directors." The Commission has clearly stated that the "principal purpose of [subparagraph (i)(8)] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting corporate campaigns or effecting reforms in elections of that nature since other proxy rules, including Rule 14a-11 [which has been subsequently recast as Rule 14a-12(c)], are applicable thereto." Exchange Act Release No. 34-12598 (July 7, 1976).

Consistent with the Commission's explicit position, the Staff consistently has found that proposals establishing a procedure that may result in contested elections to the board of directors of a company may be properly omitted. In Storage Technology Corp. (Mar. 11, 1998), the Staff stated that a precatory proposal: "[w]hich recommends that this company's board of directors take the necessary steps to amend the company's governing instruments to require that the proxy statement include a list of shareholder nominees for the board, each selected by at least three shareholders holding a certain number of the company's shares, may be omitted from the company's proxy materials under rule 14a-8(c)(8) [now Rule 14a-8(i)(8)]." In reaching its conclusion in Storage Technology Corp., the Staff stated that the proposal "rather than establishing procedures for nomination or qualifications generally, would establish a procedure that may result in contested elections of directors, which is a matter more appropriately addressed under [Rule 14a-12]." See also BellSouth Corp. (Feb. 4, 1998); Unocal Corp. (Feb. 8, 1991) and (Feb. 6, 1990).

The Proposal, if adopted, would establish a procedure relating to the election of directors that would result in the contested elections of directors, and is therefore contrary to Rule 14a-8(i)(8). Specifically, the Proposal provides that stockholders who own at least three percent of the outstanding Common Stock may nominate candidates for the Board and that their names, biographical sketches and photographs must be included in the Company's proxy materials to the same extent as the Company's nominees. The Proposal's clear intent, as stated in the Proponent's supporting statement, is to provide stockholders with a means to "oppose" and "register dissent" against nominees selected by the Company. Indeed, the Proponent states in the supporting statement, that "competitive elections are regarded as healthy and important in most arenas, and we believe that the same can be said about choosing corporate directors." The supporting statement candidly sets forth the purpose of the Proposal - - to "create competition for seats on the [B]oard."

Since the Board will nominate a sufficient number of candidates for all available Board seats, and the Proposal urges the Company to include in the Proxy Materials nominees who are not nominated by the Board, its implementation would necessarily result in contested director elections. Thus, the Proposal should be omitted because it seeks to establish a procedure that would result in contested elections in direct violation of Rule 14a-8(i)(8).

The Staff, presented with proposals identical to the one at issue here, has consistently concluded that these proposals may properly be excluded on the basis that they relate to the election of directors by establishing a procedure that may result in contested elections of directors. See Oxford Health Plans, Inc. (February 23, 2000), The Boeing Company (January 24, 2000), The Chase Manhattan Corporation (January 24, 2000), The Black & Decker Corporation (January 18, 2000) and Newmont Mining Corporation (January 18, 2000). In each of these cases, the Staff concurred with the company's position that these proposals, which are identical to the one here at issue, were excludable because "[i]t appears that the proposal, rather than establishing procedures for nomination or qualifications generally, would establish a procedure that may result in contested elections of directors."

## IV. Conclusion

For the reasons discussed in Section III above, the Company requests that the Staff concur with the Company's view that the Proposal may be properly omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(8). Should the Staff disagree with the Company's position, or require any additional information, I would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (205) 969-4977 or, in my absence, Steven J. Rothschild of Skadden, Arps, Slate, Meagher & Flom LLP, the Company's counsel, at (302) 651-3030.

Very truly yours,

William W. Horton
Executive Vice President and
Corporate Counsel

Enclosures

cc: Mr. Stephen Antonelli and Mrs. Nancy Antonelli
Steven J. Rothschild, Esq.

December 9, 2002

Stephen Antonelli
717 Bahama Dr N
Forked River, NJ 08731

Healthsouth Corporation
Brandon O. Hale - Secretary
One Healthsouth Parkway
Birmingham, Alabama 35243

Mr. Hale,

James Potkul, 3633 Hill Rd 2nd floor Parsippany, NJ 07054, on behalf of Stephen Antonelli and Nancy Antonelli, owners of 600 Healthsouth shares since March 13, 2000 has included with this letter a resolution and statement in support of the proposal to be included in the upcoming proxy statement.

I intend to continue to hold Healthsouth shares through the date of the meeting of shareholders.

Sincerely,

Stephen Antonelli

Nancy Antonelli

# Open Ballet Resolution

James Potkul, 3633 Hill Rd 2nd Floor Parsippany, NJ 07054, on behalf of Stephen Antonelli - Nancy Antonelli, owners of 600 Healthsouth shares has proposed the following resolution and statement in support of the proposal.

**Resolved: The shareholders urge our company to take all necessary steps to ensure that if the holders of three percent of the outstanding shares of common stock nominate candidates for the board of directors, the names, biographical sketches and photographs of such candidates shall appear in the company's proxy materials to the same extent that such information is provided about the company's nominees, and the company shall print the names of these nominees on its proxy card and afford shareholders the same opportunity to vote for or withhold support from these nominees as is provided for the company's nominees.**

**Supporting Statement:** Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

Our company's practice of nominating only one candidate for each board seat, leaves shareholders no choice in director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely/never affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards being unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or other problems. Indeed, only in certain countries disparaged for their governance deficiencies do ballots exclude all but the incumbent administration's nominees.

Our company should make it easier for shareholders to have a choice when they elect directors. Competitive elections are regarded as healthy and important in most arenas, and we believe that the same can be said about choosing corporate directors. An open process could create competition for seats on the board and could encourage a discussion among shareholders about why specific nominees are best qualified to serve on the board.

This proposal balances the interests of management and shareholders. To the extent that the company believes that its nominees are the best candidates, the company will have an opportunity make their case to the shareholders. And if the incumbent directors are doing their job properly, we think it is unlikely that a challenger will emerge.

As an added precaution, the proposal contains a safeguard against nuisance candidates by requiring nominees to garner support from the holders of three percent of outstanding shares. In our view, such a threshold should assure that serious board candidates are presented to shareholders, who can then make their own choice about what type of leadership they want on our board.

**Vote FOR this proposal**

**TD Waterhouse**
Institutional Services

TD Waterhouse Institutional Services
100 Wall Street
New York, NY 10005
(800) 431-3500

December 9, 2002

Stephen Antonelli &
Nancy Antonelli
717 Bahama Dr. North
Forked River NJ 08731

To whom it may concern,

The information requested from TD Waterhouse is verification of holding HealthSouth Corp. (symbol HRC) continuously for one year. The above referenced client Mr. Stephen Antonelli and Nancy Antonelli made their initial purchase of 600 shares of Heathsouth Corp. on March 13 2000, and have held it in this account since.

Please call me at 1-800-431-3500 ext. 62021 if you have any questions regarding this matter.

Thank you,

Rick Schwartz
Relationship Manager
Institutional Services
Ext 62021

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: HEALTHSOUTH Corporation
Incoming letter dated January 21, 2003

The proposal urges HEALTHSOUTH to take all necessary steps to ensure that, if holders of at least three percent of HEALTHSOUTH's common stock nominate candidates for the board of directors, HEALTHSOUTH will include the names, biographical sketches and photographs of these nominees in its proxy materials, print the names of these nominees on its proxy card, and afford shareholders the same opportunity to vote for these nominees as is provided for HEALTHSOUTH's nominees.

There appears to be some basis for your view that HEALTHSOUTH may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors. Accordingly, the Division will not recommend enforcement action to the Commission if HEALTHSOUTH omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Jennifer Bowes
Attorney-Advisor